Exhibit 11: Statement re: Computation of per share earnings

     The following shows the weighted average number of shares used in computing earnings per share and the effect on weighted average number of shares of dilutive potential common stock. Weighted average number of shares for all years reported has been restated giving effect to the common stock dividends distributed on October 26, 2001 and September 29, 2003. Potential dilutive common stock had no effect on income available to common shareholders.

	2003		2002		2001
		Per Share		Per Share		Per Share
	Shares	Amount	Shares	Amount	Shares	Amount
Basic earnings per share	3,208,169	$1.24	3,172,653	$0.76	2,023,549	$0.38

Effect of dilutive securities, stock options	296,200		111,680		41,081

Diluted earnings per share	3,504,369	$1.14	3,284,333	$0.74	2,064,630	$0.37